NORTHWEST PIPELINE LLC

295 Chipeta Way

Salt Lake City, Utah 84108

(801) 583-8800

January 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwest Pipeline LLC

Registration Statement on Form S-4 (File No. 333-222633)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Northwest Pipeline LLC, a Delaware limited liability company (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on January 29, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Northwest Pipeline LLC

By:	/s/ Peter S. Burgess
Peter S. Burgess
Vice President and Treasurer

cc:	Robyn E. Zolman, Gibson, Dunn & Crutcher LLP